UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Digital Funds Trust

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

200 2nd Street South #737, St. Petersburg, Florida 33701

Telephone Number (including area code):

808-600-5366

Name and address of agent for service of process:

The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒	NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 11th day of March, 2022.

Signature:	DIGITAL FUNDS TRUST

BY:	/s/ Michael Willis
Michael Willis, Trustee

Attest:	/s/ George Sheets
George Sheets
Notary Public
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